As filed with the Securities and Exchange Commission on January 29, ~~2008~~2010
File No. 812-13583
——————————————————————————————————

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR A
SUPERCEDING ORDER UNDER RULE
17d-1 OF THE INVESTMENT COMPANY ACT OF 1940
TO PERMIT CERTAIN JOINT TRANSACTIONS

SPECIAL VALUE OPPORTUNITIES FUND, LLC
SPECIAL VALUE EXPANSION FUND, LLC
SPECIAL VALUE CONTINUATION FUND, LLC
SPECIAL VALUE CONTINUATION PARTNERS, LP
TENNENBAUM OPPORTUNITIES FUND V, LLC
TENNENBAUM OPPORTUNITIES PARTNERS V, LP
TENNENBAUM CAPITAL PARTNERS, LLC
BABSON CAPITAL MANAGEMENT LLC
TENNENBAUM DIP OPPORTUNITY FUND, LLC
SPECIAL VALUE ABSOLUTE RETURN FUND, LLC
TENNENBAUM MULTI-STRATEGY
MASTER FUND
TENNENBAUM MULTI-STRATEGY
FUND I LLC
TENNENBAUM MULTI-STRATEGY
FUND (OFFSHORE)

Communications, Notice and Order to:

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

With copies to:

Howard M. Levkowitz
c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

and

~~Rodney J. Dillman~~
Patricia Walsh
General Counsel
Babson Capital Management LLC
1500 Main Street, Suite 2800
Springfield, Massachusetts 01115
(413) 226-1050

——————————————————————————————————

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

SPECIAL VALUE OPPORTUNITIES FUND, LLC; SPECIAL VALUE EXPANSION FUND, LLC; SPECIAL VALUE CONTINUATION FUND, LLC; SPECIAL VALUE CONTINUATION PARTNERS, LP; TENNENBAUM OPPORTUNITIES FUND V, LLC; TENNENBAUM OPPORTUNITIES PARTNERS V, LP~~,~~; TENNENBAUM CAPITAL PARTNERS, LLC; BABSON CAPITAL MANAGEMENT LLC;
TENNENBAUM DIP OPPORTUNITY FUND, LLC; SPECIAL VALUE ABSOLUTE RETURN FUND, LLC; TENNENBAUM MULTI-STRATEGY MASTER FUND;
TENNENBAUM MULTI-STRATEGY FUND I LLC; AND TENNENBAUM MULTI-STRATEGY FUND (OFFSHORE)

File No. 812-13583
Application for a Superceding Order under Rule 17d-1 under the Investment Company Act of 1940 To Permit Certain Joint Transactions

I.	Summary of Application

Special Value Opportunities Fund, LLC ("SVOF"); Special Value Expansion Fund, LLC ("SVEF"); Tennenbaum Capital Partners, LLC, on behalf of itself and its successors 1 ("TCP"); Babson Capital Management LLC, on behalf of itself and its successors) 1 ("Babson"); Special Value Bond Fund II, LLC ("SVBF II"); Special Value Absolute Return Fund, LLC ("SVARF"); Tennenbaum Multi-Strategy Master Fund ("MSMF"); Tennenbaum Multi-Strategy Fund I, LLC ("MSFI"); and Tennenbaum Multi-Strategy Fund (Offshore) ("MSFO") obtained an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") under Rule 17d-1 under the Investment Company Act of 1940 (the "Act") on May 9, 2006 permitting SVOF, SVEF and any other Registered Fund (as defined below) that now or in the future is advised by TCP or an entity controlling, controlled by, or under common control with TCP (collectively, with TCP, the "Adviser") to (a) coinvest with the Unregistered Accounts (as defined below) in private placement securities; (b) make follow-on investments in private placement securities of such issuers ("Follow-On Investments"); and (c) exercise warrants, conversion privileges, and other rights associated with private placement securities acquired under (a) and (b) above (the potential actions described in (a), (b) and (c) being collectively referred to herein as the "proposed coinvestments").2

Since the granting of the Original Order, TCP has formed two additional sets of Registered Funds and an additional unregistered fund and has had ~~two~~over three years of experience conducting operations under the conditions set forth in the Original Order.  TCP and the boards of directors of the Registered Funds have concluded in light of their experience with the Original Order to seek modification of certain of the conditions set forth in the Original Order.  Accordingly, SVOF, SVEF, TCP, Babson, SVARF, MSMF, MSFI, MSFO, ~~and~~ the new Registered Funds, Special Value Continuation Fund, LLC ("SVCF"), Special Value Continuation Partners, LP ("SVCP"), Tennenbaum Opportunities Fund V, LLC ("TOF V") and Tennenbaum Opportunities Partners V, LP ("TOP V") and one new unregistered fund that is making investments, Tennenbaum DIP Opportunity Fund, LLC ("DIPF") (collectively, the "Applicants")3 hereby seek a superceding order to permit the Registered Funds to (a) coinvest with the Unregistered Accounts in private placement securities; (b) make follow-on investments in private placement securities ("Follow-On Investments"); and (c) exercise warrants, conversion privileges, and other rights associated with private placement securities acquired under (a) and (b) above~~; and (d) engage in the activities covered by (a), (b) and (c) above with accounts) (both investment companies registered under the Act and investment funds and other accounts not registered under the Act) managed by Babson and its affiliates that are controlled by any of them or in which any of them has a financial interest ("Babson Accounts")~~.  For purposes of this application, the term "private placement securities" (i) refers to private placements with respect to which TCP has concluded that coinvestment by Registered Funds~~,~~ and/or Unregistered Accounts ~~and/or Babson Accounts~~, as applicable, is not eligible for exception from the prohibitions of Rule 17d-1 under no-action letters or exemptive provisions of Rule 17d-1 and (ii) ceases to apply to such securities once they become publicly salable without restriction under the securities laws so long as the Adviser adheres to allocation guidelines that require pro rata disposition unless the Investment Committee (as defined below) and either senior compliance personnel or internal counsel make an exception in accordance with the Advis~~o~~er's allocation policies.

II.	Background

A.  SVOF, SVEF, SVCF, SVCP, TOF V and TOP V

1.     SVOF.  SVOF is a Delaware limited liability company that is registered as a nondiversified closed-end management investment company under the Act.  ~~Pursuant to a private placement offering, SVOF obtained $711 million in common equity capital commitments from accredited investors within and outside the United States who are also "qualified clients" within the meaning of Rule 205-3 under the Investment Advisers Act of 1940 (the "~~Advisers Act~~").  SVOF has fully drawn these commitments and currently has 155 investors in its common stock, a substantial portion of whom are persons who are not "qualified purchasers" under the Act and who have sizable investments ($10,000 or more) in SVOF, 400 holders of its preferred stock and six holders of its debt securities.  Of its 555 security holders, all but seven are U.S. persons. SVOF has $1.422 billion in total available capital ("~~Total Available Capital~~"), consisting of the $711 million in common equity capital drawn  drawn from investors, $473 million available to be drawn and redrawn from time to time under a senior secured revolving credit facility and up to $238 million of preferred stock (all of which has been issued) available to be issued over the same period as the common shares pursuant to an underwriting commitment.~~  Attached as Exhibit “A” is a chart showing the capitalization of each of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V.

SVOF's investment objective is to seek to achieve high total returns while minimizing losses.  ~~SVOF's target investment allocations are equity securities (generally with a view to influence the governance of the issuers) (approximately 20%); distressed debt (sometimes with a view to acquire equity ownership in restructuring transactions) (approximately 20%); mezzanine investments (approximately 20%) and high yielding debt (approximately 40%), provided, however, that SVOF's actual investment allocations may vary from the foregoing target investment allocations.  SVOF may also originate loans and other investment transactions and may engage in various transactions in futures, forward contracts, swaps and other instruments to manage or hedge interest rate, currency exchange, industry, equity and other risks. SVOF will seek to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company.  Under applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of SVOF's consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of SVOF's consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of SVOF's consolidated gross assets or more than 10% of that issuer's voting securities.~~  SVOF is a nondiversified fund and accordingly is not subject to any limitations under the Act on the proportion of its assets that it can invest in a single issuer.  However, the various overcollateralization tests in its senior revolving credit facility and preferred stock terms effectively require that most of its assets be invested in such a way that less than 5% of its assets are invested in any single issuer.

~~SVOF's offerings of its securities were not registered under the Securities Act of 1933 in reliance upon the exemption from registration thereunder provided by Section 4(2) and Regulation D promulgated thereunder.~~

~~SVOF will not provide any liquidity to its investors through re-purchases, self tenders or otherwise.  The holders of its money market preferred shares will be afforded some liquidity through a periodic auction process, generally 28 days, conducted by an auction agent on the basis of bids placed through various broker-dealers.~~

~~SVOF intends to invest over approximately a two-year period, to reinvest proceeds of dispositions over an additional six to seven years and to terminate approximately ten years after commencement of investment activities.~~

The board of directors (the "Board") of SVOF consists of ~~three~~four persons, ~~two~~three of whom are not "interested persons" within the meaning of Section 2(a)(19) of the Act (the "Independent Directors").  No Independent Director~~s~~ of SVOF ~~are directors~~is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors.  Any person who acts as legal counsel for the Independent Directors is an independent legal counsel, as defined in Rule 0-1(a)(6) under the Act and SVOF abides by the applicable governance standards set forth in Rule 0-1(a)(7) under the Act.  The Board sets broad policies for SVOF.  TCP serves as SVOF's investment manager and manages the day-to-day operations of SVOF, subject to the oversight of the Board. Babson also is an investment adviser to SVOF although its only role is through its participation on TCP's investment committee (the "Investment Committee").  ~~The separate investment advisory agreements of TCP and Babson have been approved by the Board and shareholders of SVOF.  The Investment Committee is currently comprised of five voting members (four of whom have been designated by TCP and one of whom has been designated by Babson with the approval of TCP).  The Investment Committee reviews and discusses the purchase and sale of all of SVOF's investments, and approval by a majority vote of the Investment Committee is required prior to the purchase or sale of any of SVOF's investments (other than cash, short-term securities and hedging activities).  In the event that Michael E. Tennenbaum, the senior member of the Investment Committee and the controlling person of TCP, dies, becomes incapacitated or departs from TCP, Babson is entitled to designate additional voting members of the Investment Committee such that its representatives' votes on Investment Committee decisions equal the votes of the remaining TCP representatives until TCP names a replacement for Mr. Tennenbaum who is reasonably acceptable to Babson.~~

2.     SVEF.  SVEF is a Delaware limited liability company that is registered as a nondiversified closed-end management investment company under the Act.  SVEF was formed after the completion of the offering for SVOF and was designed to accommodate investors who missed the deadline for investing in SVOF.  ~~Pursuant to its private placement offering, SVEF obtained $300 million in common equity capital commitments from accredited investors who are also qualified clients under Rule 205-3 under the Advisers Act.  SVEF has fully drawn these commitments and currently has 138 holders of its securities.  SVEF has also entered into a revolving credit facility for up to $200 million and has issued an additional $100 million in preferred stock.  SVEF has $600 million in Total Available Capital, consisting of the $300 million in common equity capital and an equal amount of leverage.~~Please see Exhibit “A” showing the fund’s capitalization.   SVEF has the same investment objective~~, target investment allocations and tax structure as SVOF.  Its offering was also not registered under the Securities Act of 1933 in reliance on Section 4(2) and Regulation D, and SVEF will provide no liquidity for its investors~~ as SVOF.

SVEF's Board consists of three persons, two of whom are Independent Directors.  No Independent Director~~s~~ of SVEF ~~are directors~~is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors, any counsel who acts for them is an  independent legal counsel, as defined in Rule 0-1(a)(6) under the Act, and SVEF abides by the governance standards of Rule 0-1(a)(7) under the Act.  TCP acts as SVEF's investment adviser and manages the day-to-day operations of SVEF, subject to the oversight of the Board.  The SVEF investment committee has four voting members who review and discuss the purchase and sale of all of SVEF's investments. Approval by a majority vote of the investment committee is required prior to the purchase or sale of any of SVEF's investments (other than cash, short-term securities and hedging activities). Unlike in SVOF, Babson does not have a representative on the investment committee for SVEF ~~and there are no provisions for a greater Babson role if Mr. Tennenbaum dies, becomes incapacitated or departs from TCP~~.

3.     SVCF and SVCP.  SVCF and SVCP were formed in July, 2006.  ~~On July 31, 2006 SVCF and SVCP engaged in a series of transactions pursuant to which (1) SVCP issued 6,700 units of preferred limited partner interests, liquidation preference $20,000 per unit, to three banks, and also issued approximately $427 million in net asset value of its common limited partner interests and admitted SVOF/MM as its general partner to acquire a portfolio of securities (subject to $145 million outstanding debt associated with such securities as part of a credit facility for up to $266 million assumed by SVCP) at net asset value from two private unregistered funds managed by TCP; (2) SVCF issued 418,956 shares of common stock with a net asset value of approximately $427 million to the two private funds in exchange for their common limited partner interests in SVCP; (3) the two private funds distributed the SVCF shares to 71 investors in complete redemption of their interests in the two private funds; and (4) SVCF subsequently issued 47 shares of its Series Z preferred stock, liquidation preference $500 per share, to 47 investors, at which point SVCF owned all of the common limited partner interests in SVCP, which in turn owned a portfolio of investment securities, and both SVCF and SVCP became obligated to register as investment companies under the ICA. The preferred limited partner interests of SVCP pay periodic dividends at a rate that varies periodically with LIBOR plus a spread and are callable at any time by SVCP.  The Series Z preferred stock of SVCF pays annual dividends at a fixed rate of $40 (8% of liquidation preference) per share and are callable at any time by SVCF.  Each series of preferred securities is preferred over the common securities of SVCP or SVCF, as applicable, as to dividends and liquidation and junior to any borrowings by SVCP or SVCF, as applicable.  In its capacity as general partner, SVOF/MM manages the day-to-day activities of SVCP and is paid in its capacity as general partner any carried interest due as incentive compensation under SVCP's advisory arrangements.  SVCF and SVCP will wind up their affairs by July, 2016, subject to up to two one year extensions.~~ SVCF is a Delaware limited liability company and SVCP is a Delaware limited partnership.  Both SVCF and SVCP are registered as a nondiversified closed-end management investment companies under the Act. Please see Exhibit “A” showing each fund's capitalization.

SVCF's Board consists of three persons, two of whom are Independent Directors.  SVCF invests substantially all of its assets in SVCP.  Each of the directors of SVCF also serves as a director of SVCP.  No Independent Director~~s~~ of SVCF and SVCP ~~are directors~~is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors.  Any person who acts as legal counsel for the Independent Directors is an independent legal counsel, as defined in Rule 0-1(a)(6) under the Act and SVCF and SVCP abide by the applicable governance standards set forth in Rule 0-1(a)(7) under the Act.  The Board sets broad policies for SVCF and SVCP.  TCP serves as SVCF's and SVCP's investment manager and manages the day-to-day operations of SVCF, subject to the oversight of the Board. SVCP's general partner manages its day-to-day operations, subject to the oversight of the Board.  Babson also is an investment adviser to SVCF and SVCP although its only role is through its participation on the Investment Committee.  ~~The separate investment advisory agreements of TCP and Babson have been approved by the Boards of Directors and shareholders of SVCF and SVCP.  The Investment Committee is currently comprised of five voting members (four of whom have been designated by TCP and one of whom has been designated by Babson with the approval of TCP).  The Investment Committee reviews and discusses the purchase and sale of all of SVCP's investments, and approval by a majority vote of the Investment Committee is required prior to the purchase or sale of any of SVCP's investments (other than cash, short-term securities and hedging activities).~~

4.     TOF V and TOP V.  TOF V, a Delaware limited liability company, was formed in August, 2006 and ~~as a result of~~held private placement offerings closing in October 2006, February 2007 and July ~~2007 obtained common stock commitments of $1.105 billion, 70% million of which has been called, from 188 investors.  TOF V also issued in connection with the October, 2006 closing, 560 shares of Series Z Preferred Stock to 420 investors.  The Series Z preferred stock pays annual dividends of $40 (8% of liquidation preference of $500 per share).~~2007.  On December 15, 2006, TOF V formed Tennenbaum Opportunities Partners V, LP ("TOP V"), a Delaware limited partnership, and contributed all of its assets to TOP V in exchange for all of the common limited partner interests in TOP V.  At the same time TOP V admitted SVOF/MM, LLC as its general partner, which contributed $1000 for such interest.  ~~Each of TOF V and TOP V is authorized to issue Series A preferred interests that would pay periodic dividends at a rate varying periodically with LIBOR plus a spread and would have a liquidation preference of $20,000 per interest.   TOP V is also party to a secured credit facility structured in the same manner as the credit facility of SVCP.  As in SVOF, SVEF and SVCP, the total preferred stock issued will approximate 20% of TOF V's total capitalization, the total amount of debt incurred under its credit facility will not exceed the debt leverage limitation in Section 18 of the ICA and the total amount of debt and preferred interests issued will not exceed the combined preferred stock and debt leverage limitation in Section 18.  Each of TOP V and TOF V is scheduled to wind up its affairs by the end of 2016, subject to up to two one year extensions.~~ Please see Exhibit “A” showing each fund's capitalization. In its capacity as general partner of TOP V, SVOF/MM, LLC manages the day-to-day activities of TOP V and is paid in its capacity as general partner any carried interest due as incentive compensation under TOP V's advisory arrangements.

~~TOP V's Board consists~~The Boards of TOF V and TOP V each consist of three persons, two of whom are Independent Directors.  ~~TOP V invests substantially all of its assets in SVCP.~~   Each of the directors of TOP V also serves as a director of ~~SVCP~~TOF V.  No Independent Director~~s~~ of TOF V and TOP V ~~are directors~~is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors.  Any person who acts as legal counsel for the Independent Directors is an independent legal counsel, as defined in Rule 0-1(a)(6) under the Act and TOF V and TOP V abide by the applicable governance standards set forth in Rule 0-1(a)(7) under the Act.  The Board sets broad policies for TOP V and ~~SVCP~~TOF V.  TCP serves as ~~TOP V's~~ investment manager for both TOF V and TOP V and manages the day-to-day operations of TOF V and TOP V, subject to the oversight of the Board. TOP V's general partner manages its day-to-day operations, subject to the oversight of the Board.  Babson also is an investment adviser to TOF V and TOP V although its only role is through its participation on the Investment Committee.  ~~The separate investment advisory agreements of TCP and Babson have been approved by the Boards of Directors and shareholders of TOF V and TOP V.  The Investment Committee is currently comprised of five voting members (four of whom have been designated by TCP and one of whom has been designated by Babson with the approval of TCP).  The Investment Committee reviews and discusses the purchase and sale of all of TOP V's investments, and approval by a majority vote of the Investment Committee is required prior to the purchase or sale of any of TOP V's investments (other than cash, short-term securities and hedging activities).~~

From time to time, TCP may form other registered closed-end management investment companies (each a "Registered Fund" and together with SVOF, SVEF, SVCF, SVCP, TOF V and TOP V, the "Registered Funds") to engage in investment activities similar to those engaged in by SVOF, SVEF, SVCF, SVCP, TOF V and TOP V.

B.  Unregistered Accounts

TCP currently manages ~~three~~four accounts that are not registered investment companies and that expect to be actively investing.

~~The three~~Three of the unregistered accounts, MSMF, MSFI and MSFO, are a set of private investment funds organized as a master fund with separate domestic and offshore ~~feeders~~feeder funds (collectively, the "Hedge Fund") managed by TCP.  The Hedge Fund employs a multi-strategy approach to seek superior risk adjusted returns.  It invests primarily in hedged equity positions, convertible bond arbitrage, risk arbitrage, capital structure arbitrage, and deep value equity and distressed debt.  As a consequence, it invests primarily in publicly traded securities and related hedges.  Each of MSMF, MSFI and MSFO qualifies for exception from the definition of investment company by reason of Section 3(c)(7) of the Act.  MSMF, the master fund, is organized as a Cayman Islands unit trust, while its feeder funds, MSFI and MSFO, are organized as a Delaware limited liability company and a Cayman Islands unit trust, respectively.  It is not expected that the Hedge Fund will co-invest with SVOF, SVEF, SVCP or TOP V in private securities on more than an occasional basis although its investment guidelines do not prohibit it from doing so.  ~~As of June 30, 2008, the Hedge Fund has approximately $695 million in net assets.~~

TCP also manages DIPF, which is not registered under the Act pursuant to the exception set forth in Section 3(c)(1) of the Act.  DIPF, a Delaware limited liability company, was formed in 2009 to invest in debtor-in-possession financings in the context of bankruptcy proceedings and currently has equity capital commitments of $454 million.  It is expected that the Registered Funds may wish on occasion to co-invest with DIPF. TCP serves as the investment manager for ~~the Hedge Fund and is compensated with an advisory fee of 2% of net assets and a Carried Interest (as defined below) equal to 20% of incremental increases in total return since inception.~~DIPF and SVOF/MM, LLC is the Managing Member.

TCP also manages ~~one~~two unregistered accounts, SVARF~~,~~ and Special Value Bond Fund, LLC (“SVBF”), both of which ~~is~~are in ~~its~~the wind down phase~~.  SVARF is an~~ and are no longer actively investing.  Both are investment pools organized as ~~a~~ Delaware limited liability compan~~y~~ies that qualif~~ies~~y for exception from the definition of investment company by reason of Section 3(c)(7) of the Act.  ~~SVARF has investment objectives and utilizes investment strategies that are similar to those of SVOF and SVEF.~~  TCP is the primary investment adviser to SVARF. SVARF also has a managing member (SVAR/MM, LLC) that is an investment adviser registered ~~under the Advisers Act.~~ with the Commission under the Investment Advisers Act of 1940 (the "Advisers Act"). SVBF also has a managing member (SVIM/MSM, LLC) that is an investment adviser registered with the Commission under the Advisers Act. The managing members perform~~s~~ certain investment management functions relating to negotiated transactions and various administrative functions for SVARF and SVBF pursuant to agreement therewith.  The managing members ha~~s~~ve no employees who are not employees of TCP, have no investment in any of the applicants and serve no function in relation to SVOF or SVEF.  SVARF ~~is~~and SVBF are co-managed by Babson under an arrangement substantially the same as that described above for SVOF.

SVARF has less than $~~20~~12 million in total assets.  SVARF is scheduled to terminate operations ~~in June 2009 (subject to extension).~~  no later than December 2011.  SVBF has less than $6 million in total assets and is in dissolution.

TCP also manages a new unregistered account, Tennenbaum Multi-Strategy Fund SPV (Cayman), Ltd. (MSSPV”), pursuant to a liquidation services agreement.  MSSPV is a Cayman Islands exempted company.  MSSPV is a liquidation vehicle, is not actively investing and accordingly is not an Applicant.  The estimated net asset value of MSSPV is approximately $373 million.

From time to time TCP or another Adviser may manage other accounts that are not registered investment companies in reliance on Section 3(c)(1) or 3(c)(7) of the Act (such accounts, together with DIPF, SVARF, MSMF, MSFI and MSFO, the "Unregistered Accounts").

C.  TCP

TCP is a limited liability company organized under the laws of Delaware and is an investment adviser registered with the Commission under the Advisers Act.  The managing member of TCP is Tennenbaum & Co. LLC ("TCO"), whose managing member is Michael E. Tennenbaum.  TCP, which has approximately $~~6.1~~4 billion (including unrealized appreciation) of committed capital under management, seeks to create value by, among other things, acquiring control of companies, changing their boards and managements and improving their operations; by leading debt restructuring efforts; and by providing refinancing of existing holdings.

~~SVOF will pay aggregate management fees to TCP equal to 1.25% of the Total Available Capital, subject to reduction by the amount of the senior credit facility after all debt has been repaid and by the amount of preferred stock when less than $1 million in liquidation value of preferred stock is outstanding.  TCP will pay Babson 10% of these amounts.~~

~~SVEF will pay aggregate management fees to TCP effectively equal to 1.20% of Total Available Capital, subject to reduction by the amount of the debt when no credit facility is outstanding and the amount of the preferred stock when less than $1 million in liquidation value of preferred stock is outstanding. In recognition of the fact that TCP originally sought to include SVEF's investors in SVOF but was unable to accommodate them in view of timing and other constraints, TCP has on its own volition determined to pay Babson 10% of these amounts.~~

~~SVCF and SVCP will pay aggregate management fees to TCP effectively equal to 1% of its Total Available Capital, subject to reduction by the amount of the debt when no credit facility is outstanding and the amount of the preferred stock when less than $1 million in liquidation value of preferred stock is outstanding. TCP will pay Babson 10% of these amounts.~~

~~TOF V and TOP V will pay aggregate management fees to TCP effectively equal to 1.50% of its Total Available Capital, subject to reduction by the amount of the debt when no credit facility is outstanding and the amount of the preferred stock when less than $1 million in liquidation value of preferred stock is outstanding. TCP will pay Babson 10% of these amounts.~~

~~SVOF and SVEF will also pay to TCP and SVCP and TOP V will each pay to its general partner (i) 100% of the amount by which the cumulative distributions and amounts distributable to the holders of the common shares out of realized income and gain exceed an 8% annual weighted average return on undistributed capital attributable to the common shares (12% in the case of SVEF) until TCP has received from the fund an amount equal to 25% of the cumulative aggregate distributions of net income and gain to the holders of the common shares and (ii) thereafter an amount (payable at the same time as any distributions to the holders of the common shares) such that after receipt thereof TCP has received from the fund an amount equal to 20%, and the holders of the common shares have received 80%, of the incremental aggregate distributions of net income and gain to the holders of the common shares prior to such fee.  Such amounts paid to TCP are referred to herein as the "~~Carried Interest~~".  All investors in securities of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V that are charged the Carried Interest are qualified clients under Rule 205-3 under the Advisers Act.~~

Each of the Registered Funds and Unregistered Accounts other than MSSPV, pays asset management fees to TCP.  On certain of the Registered Funds and Unregistered Accounts, TCP pays a portion of such fees to Babson.

The principals of TCP and MassMutual Life each have larger investments in the Registered Funds than in any of the existing Unregistered Accounts.  Specifically, the principals of TCP have committed an aggregate of $60 million to the equity of SVOF, SVEF, SVCF and TOF V in contrast to a maximum of $~~40~~45 million to the equity of the Unregistered Accounts, while MassMutual Life has committed $200 million to the equity of the Registered Funds and $3 million to the Unregistered Accounts.  Consequently, their financial interest is more closely aligned with that of the Registered Funds than with that of any of the Unregistered Accounts.

D. Babson

Babson, a member of the MassMutual Financial Group ("MassMutual"), is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual Life").  Babson is an investment adviser registered under the Advisers Act.  With approximately $~~96~~99 billion of assets under management as of ~~June~~September 30, ~~2008,~~2009, Babson is a provider of specialized investment management services to both institutional investors and high net worth individuals.  Babson is a co-manager of SVOF, SVCF, SVCP, TOF V and TOP V, in each case pursuant to a separate investment management agreement with the relevant fund and TCP and participates in the Investment Committee with respect to such funds.4  Thus, Babson is a first-tier affiliated person of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V.  In addition, Babson is a second-tier affiliated person of SVOF, SVCF and TOF V because its parent company, MassMutual Life, owns more than 5% of the voting securities of each of SVOF, SVCF and TOF V.

E. Co-Investment

The Applicants believe that it is in the best interests of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V to be able to co-invest with each other and with the Unregistered Accounts ~~and Babson Accounts~~.  However, such coinvestments may be prohibited pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder.  Section 17(d), as implemented by Rule 17d-1 thereunder, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the Act) and principal underwriters of a registered investment company and affiliated persons of such affiliated persons and principal underwriters from participating as principals in any joint arrangement with such registered investment company unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1.  The Unregistered Accounts may be subject to the prohibitions of Rule 17d-1 because each of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V and the Unregistered Accounts have been sponsored and managed by TCP and, accordingly, may be under the common control of TCP within the meaning of Section 2(a)(3)(C) of the Act.  The Applicants are not aware of any other reason why the Registered Funds and the Unregistered Accounts would be affiliated persons or affiliated persons of affiliated persons of each other.  In addition, the principals of TCP have investments that are material to them in each of the currently existing Unregistered Accounts and in SVOF, SVCF and TOF V.  The principals of TCP are Michael E. Tennenbaum, Howard M. Levkowitz, Mark Holdsworth, H. Steven Wilson, Michael E. Leitner, and Eric Pagel.  None of these individuals separately or collectively beneficially owns a 5% or greater interest in SVOF, SVEF, SVCF, SVCP, TOF V or TOP V or, except for Michael E. Tennenbaum, in any of the Unregistered Accounts~~.  The Babson Accounts may be subject to the prohibitions of Rule 17d-1 with respect to coinvestments with the Registered Funds and the Unregistered Accounts because Babson is a co-manager of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V and because its parent company, MassMutual Life, owns, controls or holds with power to vote 5% or more of the voting securities of SVOF, SVCF, SVCP and TOF V and TOP V~~.

III.	Relief Requested

The Applicants respectfully request an order (the "Order") of the Commission under Rule 17d-1 under the Act to permit, subject to the terms and conditions set forth below in this application (the "Conditions"), any or all of the Unregistered Accounts ~~and Babson Accounts~~ to engage in the proposed coinvestments with any or all of the Registered Funds.

Applicants believe that the Conditions will ensure the protection of shareholders of the Registered Funds and compliance with the purposes and policies of the Act with respect to the proposed transactions.

This Application seeks relief on a prospective basis (i) in order to avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each proposed coinvestment that arises in the future, (ii) in order to enable the Registered Funds and the Unregistered Accounts ~~and Babson Accounts~~ to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) in order to enable the Registered Funds and the Unregistered ~~Accounts and Babson~~ Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.  Section 17(d)

Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (1) any person directly or indirectly owning, controlling, or holding with power to vote, five percent or more of the outstanding voting securities of such other person; (2) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (3) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (4) any officer, director, partner, copartner or employee of such other person; (5) any investment adviser of or any member of an advisory board of an investment company; and (6) any depositor of an unincorporated investment company not having a board of directors. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company.

Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act or a company controlled by such a company from engaging as principals in any joint transactions in which such registered company or a company controlled by such a company is a participant in contravention of rules adopted by the Commission.  The Commission has adopted Rule 17d-1, which prohibits such transactions in the absence of an order from the Commission, with exceptions for certain classes of transactions.  SVOF, SVEF, SVCF, SVCP, TOF V and TOP V and the Unregistered Accounts have been sponsored and managed by TCP and, accordingly, may be deemed to be affiliated persons of each other and of TCP because TCP may be deemed to control each of such persons.  TCP may be deemed to be an affiliated person of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V because it acts as their investment adviser and may be deemed to control them and may be deemed to be an affiliated person of the Unregistered Accounts because it may control them.  Babson may be deemed to be an affiliated person of SVOF, SVCF, SVCP, TOF V and TOP V because it acts as an investment adviser to each of them and may also be a second-tier affiliated person of SVOF, SVCF, SVCP, TOF V and TOP V because MassMutual Life owns, controls or holds with power to vote 5% or more of the voting securities of SVOF, SVCF, SVCP, TOF V and TOP V.

The prohibition in Section 17(d) and Rule 17d-1 could force a Registered Fund to refrain from making an attractive investment simply because another Registered Fund or one or more of the Unregistered Accounts ~~or Babson Accounts~~ are contemplating making the same investment.

B.  Source of Exemption Authority

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application.  In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions which do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants." Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the ~~terms and~~ Conditions of the application would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.  Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1.
Each time that an Unregistered Account or a Registered Fund proposes to acquire private placement securities, the acquisition of which would be consistent with the investment objectives and policies of another Registered Fund, the Adviser will offer the other Registered Fund the opportunity to acquire a pro rata amount (based upon amounts available for investment by such Registered Fund and the applicable Unregistered Account or Registered Fund) of such private placement securities up to the entire amount being offered to it.  If one Registered Fund declines the offer or accepts a portion of the private placement securities offered to it, but one or more other Registered Funds accepts the private placement securities offered, that portion of the private placement securities declined by the Registered Fund may be allocated to the other Registered Fund or Unregistered Account, based on their amounts available for investment.  For purposes of the foregoing, the phrase "amounts available for investment" means the ~~T~~total ~~A~~available ~~C~~capital, which includes available leverage so long as such leverage is able to be drawn.

2.
(a)           Prior to any coinvestment by a Registered Fund, the Adviser will make an initial determination of whether the acquisition of the private placement security is consistent with the investment objectives and policies of the Registered Fund.  If the Adviser determines that the acquisition of the private placement securities would be consistent with the investment objectives and policies of the Registered Fund, the Adviser will then determine whether participation in the investment opportunity is appropriate for the Registered Fund and, if so, the appropriate amount that the Registered Fund should invest.  If the aggregate of the amount recommended by the Adviser to be invested by the Registered Fund in such proposed coinvestment and the amount proposed to be invested by any other Registered Fund and any Unregistered Accounts in the same transaction exceeds the amount of the investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount available for investment by the Registered Funds and the Unregistered Accounts participating in the transaction.  The Adviser will provide the Independent Directors of the Registered Fund's Board ("Joint Transactions Committee") with information concerning the amount of capital the Registered Funds and the Unregistered Accounts have available for investment in order to assist the Joint Transactions Committee with its review of the Registered Fund's investments for compliance with these allocation features.

(b)           After making the determinations required in (a) above, the Adviser will submit written information concerning the proposed coinvestment, including the amount proposed to be acquired by the Registered Fund, any other Registered Funds, and any Unregistered Account, to the members of the Joint Transactions Committee.  A Registered Fund may coinvest in a private placement security only if a majority of the members of the Joint Transactions Committee who have no direct or indirect financial interest in the transaction ("Required Majority") determine that:

(i)
the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Registered Fund and its shareholders and do not involve overreaching of the Registered Fund or its shareholders on the part of any person concerned;

(ii)	the transaction is consistent with the Registered Fund's investment objectives and policies as recited in its registration statement and its reports to shareholders; and

(iii)
the coinvestment by another Registered Fund or Unregistered Account would not disadvantage the Registered Fund, and participation by the Registered Fund would not be on a basis different from or less advantageous than that of the other participants.

3.
If the Adviser determines that a Registered Fund should not acquire any private placement securities offered to it pursuant to Condition 1 above, the Adviser will submit its determination to the Joint Transactions Committee for approval.

4.
The Registered Funds and any Unregistered Account shall acquire private placement securities in reliance on the order only if the terms, conditions, price, class of securities being purchased, registration rights, if any, and other rights are the same for each Registered Fund and any Unregistered Account participating in the coinvestment.  When more than one Registered Fund proposes to coinvest in the same private placement securities, the Joint Transactions Committee of each Registered Fund shall review the transaction and make the determinations set forth in Condition 2 above, on or about the same time.

5.
Except as described below, no Registered Fund may make a Follow-On Investment or exercise warrants, conversion privileges, or other rights unless each Unregistered Account and any other Registered Fund make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of such private placement securities.  If an Unregistered Account or another Registered Fund anticipates participating in a Follow-On Investment or exercising warrants, conversion rights, or other rights in an amount disproportionate to its holding, the Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of rights by each Registered Fund and submit the recommendation to each Registered Fund's Joint Transactions Committee.  That recommendation will include an explanation why an Unregistered Account is not participating to the extent of, or exercising, its proportionate amount.  Prior to any such disproportionate Follow-On Investment or exercise, a Registered Fund must obtain approval for the transaction as set forth in Condition 2 above.  Transactions pursuant to this Condition 5 will be subject to the other Conditions set forth in this Application.

6.
~~No~~Except as described below, no Unregistered Account or Registered Fund will sell, exchange or otherwise dispose of any interest in any private placement securities acquired pursuant to the Order that may not be sold to the public, unless each ~~other~~ Registered Fund ~~has the opportunity to dispose~~and Unregistered Account disposes of the interests at the same time, for the same unit consideration, on the same terms and conditions and in amounts proportionate to its holdings of the private placement securities.  With respect to any such transaction, the Adviser will formulate a recommendation as to the proposed participation by ~~a~~each Registered Fund and Unregistered Account that holds such private placement securities and, unless the proposed participation by each such Registered Fund and Unregistered Account ~~is proportionate to its holdings of such private placement securities,~~satisfies the requirements of the preceding sentence, will submit the recommendation to such Registered Fund's Joint Transactions Committee.  The Registered ~~Fund~~Funds and Unregistered Accounts will make a ~~disproportionate~~ disposition of such private placement securities that is not proportionate or that is on different terms or conditions or at a different per unit consideration or time only to the extent the Joint Transactions Committee, upon the affirmative vote of the Required Majority, determines that the disposition is in the best interests of the Registered Fund, is fair and reasonable, and does not involve overreaching of the Registered Fund or its shareholders by any person concerned.

7.
The expenses, if any, associated with acquiring, holding, or disposing of any private placement securities (including, without limitation, the expenses of the distribution of any securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by the Adviser under its investment management agreements with the Registered Funds and the Unregistered Accounts, be shared by the Registered Funds and the Unregistered Accounts in proportion to the relative amounts of such private placement securities held or being acquired or disposed of, as the case may be, by the Registered Funds and the Unregistered Accounts.

8.
The Joint Transactions Committee of each Registered Fund will be provided quarterly for its review all information concerning coinvestments made by the Registered Fund and the Unregistered Accounts and other Registered Funds, including investments made by the Unregistered Accounts in which the Registered Fund declined to participate, so that the Joint Transactions Committee may determine whether all investments made during the preceding quarter, including those investments in which the Registered Fund declined to participate, comply with the conditions of the Order. In addition, the Joint Transactions Committee will consider at least annually the continued appropriateness of the standards established for coinvestment by the Registered Fund, including whether the use of the standards continues to be in the best interests of the Registered Fund and its shareholders and does not involve overreaching on the part of any person concerned.

9.
Except for a Follow-On Investment made pursuant to Condition 5 above, no investment will be made by a Registered Fund in reliance on the Order in private placement securities of any entity if the Adviser knows, or reasonably should know, that another Registered Fund or Unregistered Account or any affiliated person of such Registered Fund or Unregistered Account then currently holds a security issued by that entity.

10.
Any transaction fee (including break-up or commitment fees but excluding brokerage fees contemplated by ~~s~~Section 17(e)(2) of the Act) received in connection with a transaction entered into in reliance on the requested Order will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the Act, and the account will earn a competitive rate of interest that also will be divided pro rata among the participants based on the amounts they invested or committed, as the case may be, in such transaction.  The Adviser will receive no additional compensation or remuneration of any kind as a result of or in connection with a coinvestment, or compensation for its services in sponsoring, structuring, or providing managerial assistance to an issuer of private placement securities that is not shared pro rata with the coinvesting Registered Funds and Unregistered Accounts.

11.	Each Registered Fund will comply with the fund governance standards as defined in Rule 0-1(a)(7) under the Act.

~~12.~~
~~If TCP proposes an acquisition of private placement securities subject to Condition 1 above and determines that the amount of such securities available for purchase exceeds the amount that is appropriate for the Registered Funds and Unregistered Accounts to purchase, Babson Accounts may purchase all or any portion of the amount of such securities that are available in excess of the amounts approved by the Required Majority of the Joint Transactions Committee in accordance with Condition 2(b).  In order for Babson to be able to rely on this Condition 12 with respect to a particular investment, (i) TCP must include the excess amount being made available to Babson and its affiliates for investment by Babson Accounts in TCP’s submission to the Joint Transactions Committee, (ii) such submission must explain TCP’s determination that excess amounts are available, (iii) Babson may not participate in the consideration of such investment by TCP and the investment committee relating to any Registered Fund and (iv) Babson and its affiliates shall comply with each of the relevant conditions of the MassMutual 17(d) Order.  Conditions 4 and 7 (with respect to acquisition expenses) shall apply to any acquisitions by Babson Accounts pursuant to this Condition 12 as if the Babson Accounts were Unregistered Accounts and Babson or its applicable affiliate were the Adviser.  Condition 13 will apply to Babson as an Applicant in accordance with its terms and parallel requirements will apply to the Babson Accounts through the operation of the MassMutual 17(d) Order.  Conditions 5, 6, 9 and 10 shall not apply to activities by Babson and its affiliates on behalf of Babson Accounts with respect to private placement securities acquired by such Babson Accounts pursuant to this Condition 12.~~

12.
~~13.~~ Each Applicant will maintain and preserve all records required by Section 31 of the Act and any other provisions of the Act and the rules and regulations under the Act applicable to such Applicant.  The Registered Funds will maintain the records required by Section 57(f)(3) of the Act as if each of the Registered Funds were a business development company and the coinvestments and any Follow-On Investments (or exercise of warrants, conversion rights or other rights) were approved under Section 57(f).

IV.	Statement in Support of Relief Requested

Applicants submit that allowing the proposed coinvestments as proposed by this Application is justified on the basis of (i) the potential benefits to the Registered Funds and the shareholders thereof and (ii) the protections found in the ~~terms and conditions~~Conditions set forth in this application.

A. Potential Benefits

In the absence of the relief sought hereby, the Registered Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) should not prevent investment companies from making investments that are in the best interests of their shareholders.

The ability to participate in proposed coinvestments will benefit the Registered Funds and their shareholders by increasing favorable investment opportunities available to them. The Registered Funds will be able to (i) have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Registered Fund could obtain on its own and (ii) increase their bargaining power to negotiate more favorable terms.

At a meeting of the Boards of Directors of SVOF, SVCF, SVCP, TOF V and TOP V held on April 7, 2008, and by unanimous written consent dated April 7, 2008 signed by the Board of Directors of SVEF, the Independent Directors made findings that it is in the best interests of these funds to be able to co-invest with the other Registered Funds and Unregistered Accounts managed by the Adviser ~~and with the Babson Accounts~~ because, among other matters, the existing Registered Funds will be able to participate in a larger number and greater variety of transactions; they will be able to participate in larger transactions; they will have an easier time participating in investments during its ramp-up period when the size of its investments is limited by tax diversification requirements applicable to its called capital rather than its capital commitments; they will be able to participate in all opportunities approved by the Investment Committee rather than risk underperformance through rotational allocation of opportunities between the Unregistered Accounts, on the one hand, and the Registered Funds on the other hand; they and any other Registered Funds and Unregistered Accounts participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; they will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; they will be able to avoid rotational allocation, which is less attractive than pro rata participation by eligible accounts; and the general terms and conditions of the proposed exemptive order are fair to these funds and its shareholders.

The proposed order contains certain modifications from the Original Order, which are discussed below.

~~5.~~ 1.           Separate Independent Directors for Each Registered Fund.  Condition 11 of the Original Order required that each Registered Fund have separate Independent Directors.  This has proven to be onerous and expensive without producing benefits for shareholders that the Independent Directors or TCP have been able to identify.  In 2007, for example, the Joint Transaction Committees approved more than 30 separate co-investment actions.  This has necessitated convening three or four separate Joint Transaction Committee special meetings at or about the same time for each of these investments, which has proven to be logistically difficult, particularly as the directors have expressed a desire to meet jointly when possible.  The differences among the Registered Funds in respect of particular investments have not involved issues the Independent Directors have thought would require separate boards in order to resolve.  Differences have generally resulted from the differing ages, available liquidity levels and existing concentration levels of the Registered Funds.  The Independent Directors have found the issues and their decision-making to be very straightforward in this regard and have endorsed elimination of this requirement.  In addition, in making decisions under the proposed order, the Independent Directors would be obligated to act in the best interests of each fund on whose board they would serve.  Applicants also submit that many open-end fund complexes with common boards routinely make co-investments under Rules 17a-6 and 17d-1(d)(5) without any board involvement, so it is difficult to see the utility of or regulatory need for separate boards.  The fund governance standards set forth in Rule 0-1(a)(7) under the Act do not include separate boards or even suggest the practice is beneficial.  Until recently, SEC co-investment orders did not have a separate board requirement.  See, e.g., the MassMutual 17d Order (2000); Lincoln National Convertible Securities Fund, Inc. (Release No. IC-19837, 11/15/1993); and Prospect High Yield Mezzanine Fund, Inc. (Release No. IC- 16,774, 1/30/1989).  In addition, a group of similar Rule 17d-1 exemptive orders permitting mutual funds within a complex to invest in affiliated mutual funds have not contained a requirement for separate independent directors for each participating fund.  See, e.g., INVESCO Bond Funds, Inc. (Release No. IC-23788, 4/23/1999); CIGNA Funds Group (Release No. IC-23606, 12/23/1998); and SIT Mutual Funds, Inc. (Release No. IC-23388, 8/19/1998).  Finally, the additional cost – averaging approximately $100,000 per year per Independent Director in fair part because of the large number of Joint Transaction Committee meetings – is not in the interests of investors in the Registered Funds.  The proposed order removes th~~is~~e requirement that each Registered Fund have separate Independent Directors.

2.            ~~6.~~ Pro Rata Dispositions.  Condition 6 of the Original Order required Joint Transaction Committee approval of all dispositions even when proportionate to the holdings of each of the Registered Funds and Unregistered Accounts.  The proposed order removes this requirement with respect to dispositions that are proportionate ~~dispositions~~and are made at the same time and on the same terms and conditions.  The Independent Directors have found that they have never had an issue with a pro rata disposition proposed by TCP.  In addition, disposition transactions often have a very short opportunity for decision, as the securities have usually become aged at that point and active institutional secondary markets may have developed.  As a consequence, the most favorable transaction may be available for only a few minutes or hours.  It is not in the best interests of shareholders of the Registered Funds to miss these opportunities because each of the Joint Transaction Committees needs to review the transaction.  Condition 6 is expressly premised on the principle that each Registered Fund should have an opportunity to participate pro rata in any disposition.  Where pro rata participation on the same terms is assured, it is difficult to see how the Adviser could overreach for the benefit of itself or its affiliates, and there seems to be very little benefit to be gained - - and significant opportunity costs incurred - - by requiring formal approval.  Making this change would bring pro rata disposition on the same terms in line with ~~f~~Follow~~-on~~-On ~~i~~Investments in Condition 5, which do not require any board approval when done pro rata to existing holdings and on the same terms.  In addition, at least some earlier coinvestment exemptive orders did not require Joint Transaction Committee approval for proportionate dispositions.  See, e.g., Lincoln National Convertible Securities Fund, Inc. (Release No. IC-19837, 11/15/1993).

3.            ~~7.~~ Dispositions of Securities that have Become Publicly Tradabled.  Although Condition 6 of the Original Order did not specify that private placement securities could only be sold pursuant to Condition 6 even if they had become publicly tradable~~d~~, during the processing of the application for the Original Order it became apparent that this was the interpretation of the staff.  The Independent Directors and TCP believe that the protections of Condition 6 are not necessary once the securities in question have become publicly salable.  First of all, no negotiation other than as to price would be possible in this situation, thereby satisfying one of the primary requirements that enables Registered Funds and Unregistered Accounts in which the Adviser and its Affiliates have investments to coinvest and disinvest in private placements without the need for an exemptive order under the staff's no-action positions.5  Second, there is no opportunity present in this situation for overreaching on the part of the Adviser or any other person that is not present whenever an investment adviser has invested in the same securities on behalf of multiple accounts.  Accordingly, there would not seem to be any need for extraordinary mandatory oversight by the Independent Directors and Applicants believe that the absence of a requirement for approval is consistent with the principles underlying the staff’s no-action positions relating to the purchase and sale of securities where only price related terms are negotiated.  The Applicants believe that the use of allocation guidelines that would require pro rata disposition in the absence of a fiduciary determination to the contrary by the investment committee and a senior compliance officer or counsel would be sufficient in these circumstances.

~~8.~~           Inclusion of Babson Accounts in Certain Coinvestments~~.  As noted earlier, Babson is a first-tier affiliated person of each of SVOF, SVCF, SVCP, TOF and TOP and its parent company, MassMutual Life, is a first-tier affiliated person of each of the foregoing and SVARF.  To the extent Babson or an affiliate is viewed as controlling an account managed by it or to the extent Babson or MassMutual Life or their affiliates have a financial interest in such accounts, a co-investment by any such account may be deemed to be a joint arrangement prohibited by Rule 17d-1 in the absence of an exception therefrom.  Although in some cases the Independent Directors may be able to make a finding under Rule 17d-1(d)(5)(i) that Babson and its affiliates do not have a material financial interest in the transaction, in some cases the issuer may not be a "portfolio affiliate" for purposes of Rule 17d-1(d)(5) or a finding of immaterial financial interest may not be possible.  Where the Registered Funds have obtained as much of the private placement security as they are interested in acquiring, the Applicants believe that Babson should also be able to acquire all or a portion of remaining amounts of such security that are available.~~

~~Acquisitions and dispositions by Babson and its affiliates on behalf of their managed accounts are already subject to a co-investment exemptive order as among themselves.  Consequently, the Applicants believe that the requested Order need only address conditions appropriate to the relationship between Babson and its affiliates, on the one hand, and the Registered Funds and Unregistered Accounts, on the other hand.  Further, because Babson has only one vote out of five on decisions by the Investment Committee relating to investments by the Registered Funds and is not responsible for originating or diligencing investment opportunities for TCP's accounts, Applicants believe that Babson is not in a position to overreach with respect to the Registered Funds.  As a further protective measure, Babson would not participate in the Investment Committee process in relation to transactions in which Babson has an interest in having Babson Accounts participate.  On the basis of the foregoing and in light of the fact that TCP does not advise any of the Babson Accounts in any respect and that Babson does not make investment decisions for the Registered Funds or the Unregistered Accounts, the Applicants believe that it is appropriate that the Joint Transaction Committees must approve participation by the Babson Accounts as part of their approval of the initial investment under Condition 2(b) but that Joint Transaction Committee approval of follow-on investments and dispositions by Babson Accounts is not necessary.  Condition 4 requiring the same price, terms and other elements would apply, as would condition 7 relating to expenses.  The Applicants believe that Conditions 8, 9 and 10 of the proposed Order need not apply as Babson will be subject to similar conditions under the MassMutual 17(d) Order.  Condition 13 will apply to Babson as an Applicant and parallel provisions will apply to the Babson Accounts under the MassMutual 17(d) Order.~~

B.  Protective Representations and Conditions

The ~~terms and conditions~~Conditions set forth in this application ensure that the proposed coinvestments are consistent with the protection of each Registered Fund's investors and with the purposes intended by the policy and provisions of the Act.  Specifically, the Conditions incorporate the following critical protections: (i) all participants will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant, (ii) the decision to participate in a proposed coinvestment will need to be approved by the Independent Directors of each Registered Fund to ensure that the terms of the proposed coinvestment are fair and reasonable, do not involve overreaching and are consistent with the investment objectives and policies set forth in filings with the Commission and (iii) the Registered Funds are required to retain and maintain certain records.

V.	Precedents

~~The Commission previously has issued an order, subsequently amended, permitting certain registered investment companies and their affiliates to coinvest in private placement securities.~~  See ~~Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).~~

Relevant precedent for the modifications to the original Order proposed by Applicants are set forth in Paragraphs IV.A.1, 2 and 3.

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the Act, each Applicant states that its address is as indicated below:

Special Value Opportunities Fund, LLC
Special Value Expansion Fund, LLC
Special Value Continuation Fund, LLC
Special Value Continuation Partners, LP
Tennenbaum Opportunities Fund V, LLC
Tennenbaum Opportunities Partners V, LP
Special Value Absolute Return Fund, LLC
Tennenbaum DIP Opportunity Fund, LLC
Tennenbaum Multi-Strategy Master Fund
Tennenbaum Multi-Strategy Fund I, LLC
Tennenbaum Multi-Strategy Fund (Offshore)
Attn: Howard M. Levkowitz
c/o Tennenbaum Capital Partners, LLC
(310) 566-1000

Tennenbaum Capital Partners, LLC
Attn: Howard M. Levkowitz
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

Babson Capital Management LLC
Attn: ~~Rodney J. Dillman~~Patricia Walsh
1500 Main Street, Suite 2800
Springfield, Massachusetts 01115
(413) 226-1000

Applicants further state that all written or oral communications concerning this Application should be directed to:

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

with copies to:

Howard M. Levkowitz
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
 (310) 566-1000

           and

~~Rodney J. Dillman~~
Patricia Walsh
General Counsel
Babson Capital Management LLC
1500 Main Street, Suite 2800
Springfield, Massachusetts 01115
(413) 226-1050

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the Act without conducting a hearing.

The verifications required by Rule 0-2(d) under the Act are attached to this Application as Exhibits A-1, A-2, A-3, A-4 and A-5.  The proposed notice of the proceeding initiated by the filing of the Application pursuant to Rule 0-2(g) under the Act is attached to this Application as Exhibit B.

Pursuant to Rule 0-2(c)(1) under the Act, each of SVOF, SVEF, SVCF, SVCP, TOF V, TOP V, DIPF, SVARF, MSMF, MSFI and MSFO states that its governing documents authorize Howard M. Levkowitz to make any filing with any regulatory body without action by any other person.

Pursuant to Rule 0-2(c)(1) under the Act, TCP states that its Limited Liability Company Agreement vests in its Managing Member full authority to conduct its business without approval by any other person and that TCO, the Managing Member of such entity, vests in each of its Principals, including Howard Levkowitz, full authority to file any document, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

Pursuant to Rule 0-2(c)(1) under the Act, Babson states that its organizational documents vest in its Board of Managers full authority to conduct its business without approval by any other person and that resolutions of its Board of Managers vest in its officers full authority to file any document, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

VII.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Rule 17d-1 of the Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

Dated  ~~__________, 2008~~January 15, 2010

SPECIAL VALUE OPPORTUNITIES FUND, LLC
SPECIAL VALUE EXPANSION FUND, LLC
SPECIAL VALUE CONTINUATION FUND, LLC
SPECIAL VALUE CONTINUATION PARTNERS, LP
TENNENBAUM OPPORTUNITIES FUND V, LLC
TENNENBAUM OPPORTUNITIES PARTNERS V, LP
SPECIAL VALUE ABSOLUTE RETURN FUND, LLC
TENNENBAUM DIP OPPORTUNITY FUND, LLC

On behalf of each of the above-referenced Funds
By: Tennenbaum Capital Partners, LLC
Its:  Investment Manager

      By: /s/ Howard M. Levkowitz
      Name: Howard M. Levkowitz
      Its: Managing Partner

TENNENBAUM CAPITAL PARTNERS, LLC

By:  s/Howard Levkowitz
Name:                   Howard Levkowitz
Title:                   Managing Partner

BABSON CAPITAL MANAGEMENT LLC

~~By:~~  s/Rodney J. Dillman
By:  s/Patricia Walsh
Name:                   ~~Rodney J. Dillman~~Patricia Walsh
Title:                   General Counsel

TENNENBAUM MULTI-STRATEGY MASTER FUND
TENNENBAUM MULTI-STRATEGY FUND I, LLC
TENNENBAUM MULTI-STRATEGY FUND (OFFSHORE)

On behalf of each of the above-referenced Funds
By: Tennenbaum Capital Partners, LLC
Its:  Investment Adviser

      By: /s/ Howard M. Levkowitz
      Name: Howard M. Levkowitz
      Its: Managing Partner

1	The term "successor", as applied to TCP and Babson, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

2
All entities that currently intend to rely upon the requested order have been named as Applicants.  Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application.

3	SVBF II, which was an applicant with respect to the Original Order, has ceased operations and is not named as an applicant for the proposed superceding order.

4
Babson and MassMutual Life have obtained an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder (the "MassMutual 17(d) Order"), which was last amended on August 8, 2000 (Release No. IC-24595), which permits MassMutual Life, two registered investment companies and private investment funds for which Babson or MassMutual Life serves as investment adviser to co-invest in certain types of debt securities acquired in private placements, subject to various conditions.  The Registered Funds and Unregistered Accounts are not parties to or covered by the MassMutual 17(d) Order.

5	See Massachusetts Mutual Life Insurance Company, SEC No-Action 7/28/2000; and SMC Capital Inc., SEC No-Action 9/5/1995.

EXHIBIT “A”

EXHIBIT A-1

VERIFICATION

State of California                                 )
                                   :   SS:
County of Los Angeles)

                      The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Special Value Opportunities Fund, LLC ("SVOF"), Special Value Expansion Fund, LLC ("SVEF"), Special Value Continuation Fund, LLC (“SVCF”), Special Value Continuation Partners, LP (“SVCP”), Tennenbaum Opportunities Fund V, LLC (“TOF V”), Tennenbaum Opportunities Partners~~, LP (“TOP~~ V, LP (“TOP V”), Special Value Absolute Return Fund, LLC ("SVARF"), Tennenbaum DIP Opportunity Fund, LLC (“DIPF”), Tennenbaum Multi-Strategy Master Fund ("MSMF"), Tennenbaum Multi-Strategy Fund I, LLC ("MSFI") and Tennenbaum Multi-Strategy Fund (Offshore) ("MSFO") that he is authorized to file such application and to take all necessary actions in connection therewith pursuant to the terms of the limited liability company agreement of SVOF, SVEF, SVCF, TOF V, SVARF, DIPF and MSFI, the limited partnership agreement of SVCP and TOP V, and the trust agreement of MSMF~~I~~ and MSFO, and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

s/Howard Levkowitz
Howard Levkowitz

Subscribed and sworn to before
me, the undersigned Notary Public,
this ~~____~~15th day of ~~______, 2008.~~ Januray, 2010.

s/ A. Thompson
Notary Public

My Commission expires: May 13, 2011

EXHIBIT A-2

VERIFICATION

State of California                                 )
                                   :   SS:
County of Los Angeles)

                      The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Tennenbaum Capital Partners, LLC, that he is a managing partner of such company and that all actions by the holders and other bodies necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

s/Howard Levkowitz
Howard Levkowitz

Subscribed and sworn to before
me, the undersigned Notary Public,
this ~~____~~15th day of ~~_______, 2008.~~January, 2010.

s/ A. Thompson
Notary Public

My Commission expires: May 13, 2011

EXHIBIT A-3

VERIFICATION

Commonwealth of Massachusetts
                                                     :   SS:
County of Hampden

                      The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Babson Capital Management LLC, that he is General Counsel of such company and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~s/ Rodney J. Dillman~~
s/ Patricia Walsh
General Counsel

Subscribed and sworn to before
me, the undersigned Notary Public,
this ~~____~~15th day of ~~_________, ____.~~January, 2010.

s/ Apryl A. Bovino
Notary Public

My Commission expires:  March 7, 2014

Document comparison done by DeltaView on Friday, January 15, 2010 4:25:23 PM
Input:
Document 1	pcdocs://nycsr05a/671571/6
Document 2	pcdocs://nycsr01a/875907/4
Rendering set	Option 3a strikethrough double score no moves

Legend:
Insertion
~~Deletion~~
<~~Moved from~~ >
>Moved to <
Style change
Format change
~~Moved deletion~~
Inserted cell
Deleted cell
Moved cell
Split/Merged cell
Padding cell

Statistics:
Count
Insertions	140
Deletions	121
Moved from	0
Moved to	0
Style change	0
Format changed	14
Total changes	275